                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

                        Commission File Number 000-24057
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(Check One):
[x] Form 10-K and Form 10-KSB    [ ] Form 11-K
[ ] Form 20-F                    [ ] Form 10-Q and Form 10-QSB    [ ] Form N-SAR

For Period Ended: December 31, 2001
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[ ] Transition Report on Form 10-K and Form 10-KSB
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q and Form 10-QSB
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:
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    Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

    If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
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                                     PART I
                             REGISTRANT INFORMATION

    Full name of registrant   Rushmore Financial Group, Inc.
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    Former name if applicable
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    Address of principal executive office (Street and number)
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13355 Noel Road   Suite 300
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    City, state and zip code Dallas, TX  75240
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                                     PART II
                            RULES 12b-25(b) AND (c)

    If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

    (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

    (b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, Form 20-F, 11-K, Form N-SAR, or portion thereof
[x] will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

    (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

    State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)


Registrants Form 10-KSB is not complete at this time.

Registrant's annual audit was scheduled to begin March 11. Both the independent auditors and Registrant's management were of the opinion that the Form 10-KSB could be filed on time, even though the time allowed for audit completion was quite short.

On March 8, Registrant's Controller was called out of town unexpectedly due to the death of his father-in-law. He returned to the office March 20. The timing and length of his absence caused many necessary audit preparation functions and auditor interface actions to be postponed until his return.

The Registrant is a small company. The Controller is the Chief Accounting Officer, and is the only employee able to prepare for the audit and answer auditor questions. His untimely absence has made the original audit and filing time schedules unachievable.

Based on the above data, the Registrant and the independent auditors believe that the fifteen-calendar-day filing extension will provide sufficient time to properly file Form 10-KSB.


                                     12b25-1

                                     PART IV
                                OTHER INFORMATION

    (1) Name and telephone number of person to contact in regard to this notification.

Howard Stein                                 972                   308-8858
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     (Name)                               (Area Code)         (Telephone Number)

    (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).
                                                             [x] Yes      [ ] No

    (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                             [x] Yes      [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Narrative for Part IV, Question 3

In the third quarter of 2001, Registrant recorded a loss on disposition of a discontinued line of business of approximately $2,900,000. In 2000, Registrant recorded a one-time gain on the sale of software of approximately $770,000. The effect of all differences is a net loss of approximately $5,200,000 in 2001 versus a net loss of $1,150,000 in 2000. This is shown on the following comparison of the anticipated unaudited operating results for 2001 and the actual operating results for 2000.


($000 omitted)                     (unaudited)
                                       2001            2000            Difference
                                   ------------    ------------    ------------
Operating income (loss)            $     (2,200)   $     (1,809)   $       (391)

Other items                                (100)           (112)             12

Loss on disposition of
     discontinued operation              (2,900)             --          (2,900)

Gain on sale of software
                                             --             772            (772)

                                   ------------    ------------    ------------
                                   $     (5,200)   $     (1,149)   $     (4,051)
                                   ============    ============    ============

Rushmore Financial Group, Inc.
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: March 28,2001                By:  Dewey M. Moore, Jr.
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Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

    Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).



                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.

                                     12b25-2